Filed pursuant to Rule 424(b)(1)
Dated September 28, 2010

1,162,000 shares of common stock

PHOTOAMIGO, INC.

    This prospectus covers the resale by our 32 selling stockholders of 1,162,000 shares of our common stock.  The selling stockholders’ names and share amounts are set forth under “Selling Stockholders and Plan of Distribution” in this prospectus.  The shares will be offered by our selling stockholders initially at $.50 per share until such time, if ever, that the shares are quoted on the OTC Bulletin Board and then at prevailing market prices or privately negotiated prices.  Only authorized market makers may apply to quote securities on the OTC Bulletin Board.  We have not taken any steps to find a market maker to apply for quotation of our securities on the OTC Bulletin Board, but plan to do so in the future.  We cannot assure that our shares will ever be quoted on the OTC Bulletin Board.  The offering will terminate on the earlier of the date all of the shares are sold or one year from the date hereof.  We will not receive any proceeds from the sale of shares offered by the selling stockholders.

    There is no public market for our common stock and it is not quoted or listed on any exchange.

    Investing in our common stock involves substantial risks.  See “Risk Factors” beginning on page 4.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 10, 2010.

TABLE OF CONTENTS

About this Prospectus	i
Summary	1
Summary Financial Data	2
Risk Factors	3
Forward-Looking Statements	8
Use of Proceeds	8
Selected Financial Data	9
Management’s Discussion and Analysis of Financial Conditions and Results of Operations	10
Business	14
Management	17
Security Ownership of Executive Officers, Directors and Beneficial Owners of Greater than 5% of Our Common Stock	18
Selling Stockholders and Plan of Distribution	19
Related Party and Other Material Transactions	21
Shares Eligible for Future Sale	22
Experts	23
Legal Matters	23
Where You Can Find More Information	23
Financial Statements	F-1

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

i

SUMMARY

                 This summary highlights material information regarding our company and the offering contained in this prospectus.  However, you should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Business

We have provide social networking and photo sharing services to users from the Photoamigo.com website.  We are a development stage company, and we have not generated any revenues from our operations since inception.  We estimate that we will require $36,000 to conduct our operations for a period of twelve months from the date of effectiveness of this prospectus.  We will be required to seek additional funding to meet this requirement, and such funding may not be available on acceptable terms or at all.

Our website currently allows users to upload photos, share comments via photo blogs, and print photos through third-party vendors.  Our free services allows users to upload up to ten photos per day.  We offer a premium service which is priced at $19.99 per year and allows for unlimited uploading of photos.  As of the date of this prospectus, all of our users are using our free service.

In addition to our photo sharing services, we offer display advertising on our site through Google Adsense.  We do not currently generate any revenue through advertising, and we estimate that we will require a minimum of six months to begin generating revenue from display advertising.  In order to generate revenue from advertising, we will need to increase traffic to our website.

We were incorporated in April 2008 as a Nevada corporation.  Our corporate office is located at 924 Olive Street, Santa Barbara, California 93101, and our telephone number is (805) 965-0699.  Our website address is www.photoamigo.com. Information on our website is not a part of this prospectus.

The Offering

Securities offered by our selling stockholders:	1,162,000 shares of common stock
Common stock outstanding prior to and after the offering:	3,012,000 shares of common stock

Use of proceeds:	We will not receive any proceeds from the sale of the common stock.

Description of Selling Stockholders

                Through this prospectus, we are registering for resale 250,000 shares of common stock which we issued to our President in exchange for assets contributed, 250,000 shares of common stock sold to one investor in April 2008 for $.012 per share and in consideration of services rendered, 500,000 shares of our common stock which we sold to a group of three accredited investors in April 2008 for $.094 per share, 138,000 shares of common stock which we sold to a group of twenty three accredited investors in April 2008 for $.0833 per share, and 24,000 shares of common stock which we sold to a group of four investors in January 2010 for $.0166 per share.

The names and share amounts of the selling stockholders are set forth under “Selling Stockholders and Plan of Distribution” in this prospectus.  None of the selling stockholders, other than Robert Heckes, are officers, directors or 10% or greater stockholders of our company nor are any affiliated or associated with any broker-dealers.

SUMMARY FINANCIAL DATA

    The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes for the period from inception (April 2, 2008) to January 31, 2010.  This financial information for the periods ended January 31, 2010 and 2009 is unaudited.  Financial information for the year ended July 31, 2009 is derived from our audited financial statements contained elsewhere herein.

Statement of Operations Data
	Nine Months Ended April 30, 2010	Nine Months Ended April 30, 2009		Period From Inception (April 2, 2008) to April 30, 2010	Year Ended July 31, 2009
Revenue	$--	$--		$--	$--
Loss from operations	$(20,367)	$(24,614)		$(143,367)	$(36,374)
Net loss	$(20,352)	$(24,497)		$(143,141)	$(36,247)
Net loss per share of common stock	$(0.01)	$(0.01)	$		$(0.01)

Balance Sheet Data

	As of April 30, 2010	As of July 31, 2009
Working capital	$(1,641)	$18,311
Total assets	$8,102	$20,370
Total liabilities	$9,743	$2,059
Stockholders’ equity	$(1,641)	$18,311

RISK FACTORS

                   The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment.  You should not purchase these shares if you cannot afford the loss of your entire investment.  In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Our auditors believe there is substantial doubt that we can continue as a going concern.

In their audit report dated November 17, 2009, our auditors indicated that there was substantial doubt that we could continue as a going concern.  If we are unable to generate cash from earnings or from the sale of equity securities, we could be required to reduce our operations.

If we are unable to attract users to our website, we will be unable to attain profitability, generate revenue, expand the range of our services or enter new markets.

We have not generated any revenue since inception.    To begin generating revenues, we must attract users to our websites.  We currently offer free photo sharing services in order to attract members to our websites.  We cannot guarantee that members that have used our free membership will upgrade to a paid membership.  Furthermore, to be able to generate revenues, we will have to retain existing users and attract new ones.

 If we are not successful in attracting paid members or having members actively participate in our programs, our business and financial results will suffer.

The success of our photo sharing and social networking services depends upon our ability to attract paid photo sharing members and social networking users.  Our ability to attract paid members and users is dependent upon attracting users to our website.  We may not be able to increase the level of free member registrations or to attract paid members.  Failure to attract paid members and users would reduce our ability to implement our strategies.

Significant photo sharing competition could reduce our revenues.

There are several established websites offering photo sharing including, but not limited to, Flickr.com, Fotolog.com and Shutterfly.com.  Most users choose only one photo sharing site, and we cannot guarantee that our website will be able to compete with these established sites.  If we are unable to attract paid members, our revenue would be reduced.

Our inability to obtain capital, use internally generated cash, or use shares of our capital stock or debt to finance future expansion efforts could impair the growth and expansion of our business.

Reliance on internally generated cash or debt to finance our operations or complete business expansion efforts could substantially limit our operational and financial flexibility.  The extent to which we will be able or willing to use shares of capital stock to consummate expansions will depend on the value of our capital stock from time to time and the willingness of potential investors, sellers or business partners to accept it as full or partial payment.  Using shares of capital stock for this purpose also may result in significant dilution to our then existing shareholders.  To the extent that we are unable to use capital stock to make future expansions, our ability to grow through expansions may be limited by the extent to which we are able to raise capital for this purpose through debt or equity financings.  No assurance can be given that we will be able to obtain the necessary capital to finance a successful expansion program or our other cash needs.  If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any operations.  In addition to requiring funding for expansions, we may need additional funds to implement our internal growth and operating strategies or to finance other aspects of our operations.  Our failure to (i) obtain additional capital on acceptable terms, (ii) use internally generated cash or debt to complete expansions because it significantly limits our operational or financial flexibility, or (iii)  use shares of capital stock to make future expansions may hinder our ability to actively pursue any expansion program we may decide to implement.

Our members may infringe intellectual property rights by uploading content.  Infringements could result in costly and time-consuming litigation and could limit our ability to operate as planned.

As part of a photo sharing community, members have the ability to upload their own digital content.  Due to the volume of uploaded content, it is impossible to determine if our members own the intellectual property associated with that content.  In addition to intellectual property issues, we cannot control our members from uploading sensitive or offensive material.

Changes to fees and the terms of use associated with the use of third-party payment services that our users use to make payments on our website could decrease use of our website and, therefore, our revenue.

We are not a credit card merchant and are unable to accept direct payments from our users.  Instead, we will depend on our users using third-party payment services such as PayPalTM.  In doing so, we are subject to the fees and terms of use of such third-party payment services.  From time to time, such third-party payment services may increase the fees that they charge for payment transactions or change the terms of use such that use of the payment service on our websites is less favorable than before.  These increased fees and changes in the terms of use may make it harder and more costly for people to use our websites thereby reducing our revenues and decreasing our profitability.

We do not currently maintain redundant capabilities and a catastrophic event could be costly and result in significant disruption of our services.

Our computer equipment and the telecommunications infrastructure of our third-party network provider are vulnerable to damage from fires, earthquakes, floods, power loss, telecommunications failures, terrorism and similar events.  Our servers are also vulnerable to computer viruses, worms, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering of our computer systems.  We do not currently maintain redundant capabilities and a catastrophic event could result in a significant and extended disruption of our services.  Currently, we do not have a disaster recovery plan to address these and other vulnerabilities.  As a result, it would be difficult to operate our business in the event of a disaster.  Any prolonged disruption of our services due to these, or other events, would severely impact or shut down our business.

Our business depends on continued and unimpeded access to the Internet and Internet service providers may be able to block, degrade or charge us or our users additional fees for our offerings.

Our users rely on access to the Internet to use our websites.  Internet service providers may take measures that could degrade, disrupt or increase the cost of our websites by restricting or prohibiting the use of their lines for our websites, by filtering, blocking, delaying or degrading the packets containing the data associated with our websites, or by charging increased fees to us or our users for use of their lines for our websites.  Some of these providers may contractually restrict their customers’ access to our offerings through their terms of service with their customers.  These activities are technically feasible and may be permitted by applicable law.  In addition, Internet service providers could attempt to charge us each time our users use our websites.  Interference with our websites or higher charges for access to our websites, whether paid by us or by our users, could cause us to lose existing users, impair our ability to attract new users, and harm our revenues and growth.

Our Chief Executive Officer does not devote his full time to our operations, which could limit our operations and growth.

Robert Heckes, our Chief Executive Officer, Treasurer and a director of our company, devotes only 20% of his time to our operations, thereby potentially limiting our operations and growth.

Our results of operations and key business metrics may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

          Our results of operations and key business metrics may fluctuate as a result of a variety of factors, many of which are outside of our control.  As a development company in a rapidly evolving industry, it may be difficult for us and others to accurately predict future performance.  If our results of operations or key business metrics fall below the expectations of investors, the trading price of our common stock, if any, could decline.   Fluctuations in our results of operations and key business metrics may be due to a number of factors, including:

•	the number of members accessing our services and the extent of their engagement with our services;
•	variations in our advertising revenues and our ability to attract members to our social networking services; and
•	the timing and success of new service introductions by us or our competitors.

 We believe that our results of operations and key business metrics may vary significantly in the future and that period-to-period comparisons of our results of operations and key business metrics may not be meaningful. You should not rely on the results of one period as an indication of our future performance. In addition, if our results of operations and key business metrics do not meet or exceed the expectations of securities analysts or investors, the price of our common stock could decline substantially.

If we are unable to develop new or enhanced features or fail to predict or respond to emerging trends, our revenue and any profitability will suffer.

          Our future success will depend in part on our ability to modify or enhance our website features to meet users' demands, add features and address technological advancements. If we are unable to predict preferences or industry changes, or if we are unable to modify our website features in a timely manner, we may lose members. New features may be dependent upon our obtaining needed technology or services from third parties, which we may not be able to obtain in a timely manner, upon terms acceptable to us, or at all. We spend significant resources developing and enhancing our features. However, new or enhanced features may have technological problems or may not be accepted by users. If we are unable to successfully develop, acquire or implement new features or enhance our existing features in a timely and cost-effective manner, our revenue and any profitability will suffer.

Assertions by a third party that we infringe its intellectual property could result in costly and time-consuming litigation, expensive licenses or the inability to operate as planned.

          The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us may grow. Our technologies may not be able to withstand third-party claims or rights restricting their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to provide our services or develop new services and features, which could make it more difficult for us to operate our business.

 If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to pay substantial damages, stop using technology found to be in violation of a third party’s rights or seek to obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, or at all, and may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology, that could require significant effort and expense or may not be feasible. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business and results of operations could be harmed.

If we fail to implement and maintain proper and effective internal controls and disclosure controls and procedures, our ability to produce accurate and timely financial statements and public reports could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

          We must ensure that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis. We will be required to spend considerable effort establishing and maintaining our internal controls, which will be costly and time-consuming and will need to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a reporting company and eventually being subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting.   Both we and our independent auditors will be testing our internal controls in anticipation of being subject to these Section 404 requirements and, as part of that documentation and testing, may identify areas for further attention and improvement. We are in the process of developing disclosure controls and procedures designed to ensure that information required to be disclosed by us in our public reports and filings is recorded, processed, summarized and reported within the time periods specified by applicable SEC rules and forms.

          Implementing any appropriate changes to our internal controls and disclosure controls and procedures may entail substantial costs to modify our existing financial and accounting systems and internal policies, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in establishing or maintaining the adequacy of our internal controls or disclosure controls, and any failure to maintain that adequacy, or a consequent inability to produce accurate financial statements or public reports on a timely basis, could materially adversely affect our business. Further, investors’ perceptions that our internal controls or disclosure controls are inadequate or that we are unable to produce accurate financial statements may seriously affect the price of our common stock.

We will be required to seek additional funding, and such funding may not be available on acceptable terms or at all.

    We will need to obtain additional funding due to a number of factors beyond our expectations or control, including a shortfall in revenue, increased expenses, increased investment in capital equipment or the acquisition of businesses, services or technologies. Such funding may not be available on acceptable terms or at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we were able to find outside funding sources, we might be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our common stock, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our services, defer or cancel expansion or acquisition plans or cease operations in certain jurisdictions or completely.

    We believe that our capital requirements for the next twelve months will be approximately $36,000, and we do not currently have these capital resources.  After the expense of the offering, we estimate that our cash resources will allow us to operate for three months.  In order to operate for the next twelve months, we will need additional capital of approximately $27,000.

Because our common stock will be classified as “penny stock,” trading may be limited, and the share price could decline.

    Because our common stock falls under the definition of “penny stock,” trading in the common stock, if any, will be limited because broker-dealers would be required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving the common stock.  These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving the common stock.

    “Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange, included for quotation on the NASDAQ system or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years.  Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

    Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents including:

•	A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	All compensation received by the broker-dealer in connection with the transaction;

•	Current quotation prices and other relevant market data; and

•	Monthly account statements reflecting the fair market value of the securities.

    These rules also require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

There is no existing market for our common stock and there can be no assurance that a market will develop or that we will be able to obtain a market maker to seek quotation of our securities.  If we do not obtain quotation of our securities, the value of our common stock, if any, will be further reduced.

    There is no public marker for our common stock and there can be no assurance that a public market will develop if this prospectus is declared effective by the SEC.  Following effectivness, if obtained, we intend to seek to find a market maker to apply to the OTC Bulletin Board to quote our securities on it.  We have taken no steps as yet to locate a broker dealer for this purpose and can give no assurance we will be able to obtain such a broker dealer.  Moreover, we can give no assurance that even if we locate such a broker dealer, that the OTC Bulletin Board will approve our securities for quotation on it.  The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them.  An inactive market may also impair our ability to raise capital by selling additional shares of our common stock and may impair our ability to use equity-based incentives to recruit and retain employees.

Our director and executive officer will continue to exert significant control over our future direction, which could reduce the sale value of our company.

    The sole Member of our Board of Directors and our executive officer own 70% of our outstanding common stock.  Accordingly, this stockholder will be able to control all matters requiring approval of our stockholder, including the election of directors and approval of significant corporate transactions.  This concentration of ownership, which could result in a continued concentration of representation on our Board of Directors, may delay, prevent or deter a change in control and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our assets.

Investors should not anticipate receiving cash dividends on our common stock.

    We have never declared or paid any cash dividends or distributions on our common stock and intend to retain future earnings, if any, to support our operations and to finance expansion.  Therefore, we do not anticipate paying any cash dividends on the common stock in the foreseeable future.

There is a reduced probability of a change of control or acquisition of us due to the possible issuance of additional preferred stock.  This reduced probability could deprive our investors of the opportunity to otherwise sell our stock in an acquisition of us by others.

    Our Articles of Incorporation authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock, of which no shares have been issued.  Our preferred stock is issuable in one or more series and our Board of Directors has the power to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or designation of such series, without further vote or action by stockholders.  As a result of the existence of this “blank check” preferred stock, potential acquirers of our company may find it more difficult to, or be discouraged from, attempting to effect an acquisition transaction with, or a change of control of, our company, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Our offering price has been arbitrarily determined and does not necessarily bear any relationship to any standard of value.

    We have arbitrarily valued our offering price at $.50 per share, and this valuation does not necessarily bear any relationship to the book value, net worth, earnings, or any other factor used to value securities.

 FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements.  We have based these forward-looking statements on our current expectations about future events.  These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the “Risk Factors” section above and throughout this prospectus.  In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of shares of our common stock being offered by the selling stockholders.

SELECTED FINANCIAL DATA

Statement of Operations Data

	Nine Months Ended April 30, 2010	Nine Months Ended April 30, 2009		Period From Inception (April 2, 2008) to April 30, 2010	Year Ended July 31, 2009
Revenue	$--	$--		$--	$--
Loss from operations	$(20,367)	$(24,614)		$(143,367)	$(36,374)
Net loss	$(20,352)	$(24,497)		$(143,141)	$(36,247)
Net loss per share of common stock	$(0.01)	$(0.01)	$		$(0.01)

Balance Sheet Data

	As of April 30, 2010	As of July 31, 2009
Working capital	$(1,641)	$18,311
Total assets	$8,102	$20,370
Total liabilities	$9,743	$2,059
Stockholders’ equity	$(1,641)	$18,311

DETERMINATION OF OFFERING PRICE

Our common stock is being offered by the selling shareholders at a price of $0.50 per share, until such time, if ever, as our common stock is listed on the OTC Bulletin Board.  The price of the shares was determined arbitrarily.  We did not consider factors such as book value, net worth, or recent sales.  The offering price of the common stock should not be used as an indication of the values of the securities or an assurance that purchasers will be able to resell the securities for an amount equal to the offering price or an amount in excess thereof.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This discussion updates our business plan for the balance of 2010.  It also analyzes our financial condition at April 30, 2010 and compares it to our financial condition at July 31, 2009.  This discussion summarizes the results of our operations for the nine month period ended April 30, 2010 and compares it to the nine month period ended April 30, 2009.  This discussion and analysis should be read in conjunction with our audited financial statements for the year ended July 31, 2009, including footnotes, and with the unaudited financial statements for the interim period ended April 30, 2010, including footnotes, both of which are included in this document.

Overview of the Business

We were incorporated in the State of Nevada on April 2, 2008.  Since inception, we have engaged in activities to formulate and implement our business plan.

Ability to continue as a “going concern”.  The independent registered public accounting firm’s report on our financial statements as of July 31, 2009, includes a “going concern” explanatory paragraph that describes substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to the factors prompting the explanatory paragraph are discussed in the financial statements, including footnotes thereto.

Development Stage Company. We are considered to be in the development stage as defined in the accounting standards. We have devoted substantially all of our efforts to business planning and development.  Additionally, we have allocated a substantial portion of our time and investment to bringing our product to the market, and to raising capital.  We have not yet generated significant revenue from operations.

Plan of Operation

We provide social networking and photo sharing from our website PhotoAmigo.com.  We also maintain the domain names PhotoAmigo.net, fotoamigo.com and fotoamigo.net.  These domain names all redirect incoming traffic to our main website, PhotoAmigo.com.

We believe that we can generate significant revenue from the services provided by our website.  We need to continue development of the features on the website and attract additional subscribers.  PhotoAmigo believes that its brand, product offering and future enhancements will continue to attract users and will make it a premier destination for photo sharing.  While there are established photo sharing sites on the Internet, we believe that the continued growth of sharing photos and photo blogging will create an opportunity for additional sites.  Our strategy is to engage users by offering free photo sharing and social networking services.  We believe that by offering a full suite of services for free, we can eventually get users to upgrade their membership for more photo sharing storage space.

As shown in the following table, we have slowly increased the total number of members using our free services.

July 31, 2009	October 31, 2009	January 31, 2010	April 30, 2010	July 31, 2010
4,013	4,126	4,402	4,471	4,516

To become a viable enterprise, we must further increase the number of members visiting out site and convert members from free membership to paid membership.  We did not have any members using our paid services in any of these periods.

Liquidity and Capital Resources

As of April 30, 2010, we had a working capital of $1,641 comprised of current assets of $8,102 and current liabilities of $9,743.  This represents a decrease in working capital of $19,952 from the July 31, 2009 balance of $18,311.  During the nine months ended April 30, 2010, our working capital decreased as we continued to fund our plan of operations.

We believe that our capital requirements for the next twelve months will be approximately $36,000, and we do not currently have these capital resources.  After the expense of the offering, we estimate that our cash resources will allow us to operate for three months.  In order to operate for the next twelve months, we will need additional capital of approximately $27,000.

We have not yet reported any revenue from operations.  To fund our operations, we issued 2,850,000 shares of common stock on April 2, 2008 for cash proceeds of $50,000.  On April 28, 2008, we issued an additional 138,000 shares of common stock for cash proceeds of $11,500.  On January 25, 2010, an additional 24,000 shares of common stock were issued for cash proceeds of $400.

In addition, our Chief Executive Officer has periodically advanced funds to us to meet our working capital needs.  As of April 30, 2010, we owe our Chief Executive Officer $234 for advances which are non-interest bearing and due on demand.

From inception to April 30, 2010, cash used from operating activities was $53,498.  We have recently reduced our operating activities so that we can conserve cash.

Our lack of capital resources may require us to obtain additional funding to achieve our photo sharing website development goals.  In the past we have relied on issuances of common stock to fund our operations.

We may seek additional financing in the form of debt or equity.  There is no assurance that we will be able to obtain any needed financing on favorable terms, or at all, or that we will find qualified purchasers for the sale of our stock.  Any sales of our securities would dilute the ownership of our existing investors.

We currently have no written or firm agreement regarding future funding requirements, and we may curtail our efforts or cease activities entirely.

Future Capital Expenditures

As of and subsequent to April 30, 2010, we have no plans or commitments to acquire capital assets.

Off-Balance Sheet Arrangements

As of and subsequent to April 30, 2010, we have no off-balance sheet arrangements.

Contractual Commitments

As of April 30, 2010, we have no material contractual commitments.

Results of Operations - Nine Months Ended April 30, 2010 Compared to Nine Months Ended April 30, 2009

We reported a net loss of $(20,352) or $ (0.01) per share for the nine months ended April 30, 2010, compared to a net loss of $(24,497) or $ (0.01) per share for the nine months ended April 30, 2009.  We did not report any revenues from sales or services during either period.

Operating expenses totaled $20,367 for the nine months ended April 30, 2010, compared to $24,614 for the comparable period in 2009, a decrease of $4,248 or 17%.  We incur employee compensation and website development expenses in connection with activities to develop our business.  We incur professional fees in connection with the activities required to prepare disclosure documents.  Consistent with our current need to conserve capital resources, we have reduced our website development marketing, and certain general and administrative expenses.  Professional fees increased during 2010 in connection with preparation of information to be included in our registration statement.

Results of Operations - Year Ended July 31, 2009 Compared to the Period from Inception (April 2, 2008) to July 31, 2008

As we were formed on April 2, 2008, our first fiscal year consisted of the approximately four month period ended July 31, 2008.  The short time period directly impacts any comparison between it and the following year.

We reported a net loss of $(36,247) or $ (0.01) per share for the year ended July 31, 2009, compared to a net loss of $(86,542) or $ (0.03) per share for the period from inception to July 31, 2008.  We did not report any revenues from sales or services during either period.

Operating expenses totaled $36,374 for the year ended July 31, 2009, compared to $86,626 for the period from inception to July 31, 2008, a decrease of $50,252 or 58%.  In general, we incur employee compensation and website development expenses in connection with activities to develop our business.  Furthermore, we incur professional fees in connection with the activities required to prepare disclosure documents.  During the year ended July 31, 2009, expenses for website development, compensation, sales and marketing, professional fees, and other general and administrative activities increased when compared to the period from inception (April 2, 2008) to July 31, 2008, consistent with the longer period of time and our efforts to develop our business.  We reduced expenses in two categories.  During the period from inception (April 2, 2008) to July 31, 2008, we issued shares of stock in exchange for investor relations services with a value of $20,500.  There was no comparable transaction during 2009.  We also recorded an impairment charge of $59,400 during the period from inception (April 2, 2008) to July 31, 2008 to reduce the carrying value of certain website assets.  There were no charges for impairment during 2009.

CRITICAL ACCOUNTING POLICIES

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates have been used by management in conjunction with the measurement of the valuation allowance relating to deferred tax assets and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

Revenue Recognition

We recently commenced operations, and have not yet generated any revenues from operations.  Revenues are expected to be derived principally from subscriptions to our website.  Revenue will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the amount is reasonably assured.  Certain insignificant amounts collected during the development, testing, and implementation phases are recorded as a recovery of development expense.

Deferred revenue will be recorded when amounts are received from customers for future subscriptions.  Amounts received are recorded as income each month based on the pro-rata portion of the prepaid subscription that has been fulfilled.

Cash and Cash Equivalents

For financial statement presentation purposes, we consider short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Contingencies

We are not currently a party to any pending or threatened legal proceedings.  Based on information currently available, management is not aware of any matters that would have a material adverse effect on our financial condition, results of operations or cash flows.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.  These financial instruments include cash, accrued compensation, advances from officer, and accounts payable.  Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, or are receivable or payable on demand.

Income Taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes using the asset/liability method of accounting for income taxes.  Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. PhotoAmigo provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

Per Share Amounts

We provide for the calculation of "Basic" and "Diluted" earnings per share.  Basic earnings per share includes no dilution and is computed by dividing net income (or loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, assuming the issuance of an equivalent number of common shares pursuant to options, warrants, or convertible debt arrangements.  Diluted earnings per share is not shown for periods in which the Company incurs a loss because it would be anti-dilutive.  Similarly, potential common stock equivalents are not included in the calculation if the effect would be anti-dilutive.

Impairment of Long Lived Assets

PhotoAmigo periodically reviews the carrying amount of long lived assets to determine whether current events or changes in circumstances warrant adjustments to such carrying amounts.  If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value.  Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates.  Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Recent Accounting Pronouncements.  There were various accounting standards and interpretations recently issued which have not yet been adopted, including:

ASU 2010-6 amends existing disclosure requirements about fair value measurements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This ASU is currently being evaluated to determine its impact on our financial position, operations, or cash flows.

There were various other accounting standards updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries.  None of the recent updates are expected to have a material impact on the Company’s financial position, operations, or cash flows.

BUSINESS

Current Operations

    We provide social networking and photo sharing from the website PhotoAmigo.com.  As of Januray 31, 2010, our website had 4,402 users using our free photo sharing products. We also maintain the domain names PhotoAmigo.net, fotoamigo.com and fotoamigo.net.  These domain names all redirect incoming traffic to our main website, PhotoAmigo.com.

    Our website currently allows users to upload photos, share comments via photo blogs, and print photos through third-party vendors.  Our free services allow users to upload up to ten photos per day.  We offer a premium service which is priced at $19.99 per year and allows for unlimited uploading of photos.   As of the date of this prospectus, all of our users are using our free service.

    In addition to our photo sharing services, we offer display advertising on our site through Google Adsense.  We do not currently generate any revenue through advertising, and we estimate that we will require a minimum of six months to begin generating revenue from display advertising.  In order to generate revenue from advertising, we will need to increase traffic to our website. Many photo sharing sites have also morphed into social networking sites where users upload their images and communicate with each other through photoblogs.  The three most popular sites are Flickr, Fotolog, and Shutterfly, which allow users to comment on photos, share images, etc.  Photo sharing sites have become some of the most popular destinations on the Internet.  Flickr, Fotolog, and Shutterfly all rank in the top 50 global websites according to Alexa.com, which tracks Internet traffic.  It is believed that the popularity of photo sharing sites is in part due to the number of digital cameras:  The Consumer Electronics Association estimates that 62% of all US households now own a digital camera.  Across the globe, digital cameras are found in devices ranging from mobile phones to laptop computers.

Business Strategy

    Our business strategy is to engage users by offering free photo sharing and social networking services.  We believe that by offering a full suite of services for free, we can eventually get users to upgrade their membership for more photo sharing storage space.  Currently, we offer the following services to our members:

•
Full html in guestbooks and photo descriptions--by providing html based pages, users are able to embed video, audio and links within their pages.  By allowing users to include this type of data, the PhotoAmigo internal pages can provide rich media to the site’s visitors;

•	High resolution images—our image compression tools create a repository for higher resolution images for enlargements and printing;

•	Cell phone uploads—users are able to send images from their mobile phone directly to their PhotoAmigo pages;

•	In-house mail program allowing users to send and receive email originated within the site;

•	Image printing—we have integrated with Shutterfly to allow users to print their photos directly from our website.

Marketing

    We will use a variety of marketing strategies to build overall traffic to the site and intend to emphasize our marketing efforts.  We plan to gain new members by offering the free subscription level but will use marketing efforts within the site to upgrade our members to a paid program.  To cultivate new members, we plan to use the following marketing strategies:

•	Search Engine Optimization
•	Google adwords (purchasing key words such as “free photo sharing”)
•	International Craigslist postings
•	Guerrilla marketing: handing out postcards and installing street posters
•	Harvesting existing photo sharing sites (direct email invites)
•	Press releases to mass publications (magazines, newspapers, radio and TV)
•	Friends, family and word of mouth.

    We also believe that our success is dependent on viral marketing, which is implicit in photo sharing since our domain name is presented each time a member shares a photo.

    In addition to viral marketing strategies, we intend to rely on search engine optimization techniques to increase traffic to our website over the next twelve months.  Search engine optimization, or SEO, is the process of improving the volume of traffic generated from search engines such as Google or Yahoo.  We intend to optimize our website for key terms such as "photo sharing", "photo blogs", and "free photo hosting."  There is significant competition for these keywords and other keywords that direct traffic to photo sharing websites.  Given our limited capital resources, we may be unable to optimize our site in order to generate significant traffic from search engines.

Competition

    Several online sites allow for storage and printing of digital photos.  Many of these sites have grown to recognized brand names and receive millions of uploaded photos each day.  We believe that some users are interested in using a smaller site in which their photos can be featured.

    Flickr was acquired by Yahoo! When it had approximately 300,000 members.  According to a 2007 article in the weblog TechCrunch.com, “Flickr now has over 1 billion photos and 37.7 million unique monthly visitors.  2.5 million new photos are uploaded daily by 15 million registered users.

    Fotolog:  A February 2007 press release from the company cited 6.5 million member accounts from more than 200 countries that have shared more than 200 million photos since the site’s inception in October 2002.  The press release went on to call Fotolog “the world’s largest photo-blogging community and the third most trafficked social media network on the Internet.”  It added, “Fotolog has grown 100 percent virally since its founding in 2002, with no marketing or member incentives.”

    Photobucket was founded in 2003.  $15 million was invested before Photobucket was acquired by Fox Interactive Media’s MySpace for $250 million in May of 2007, according to crunchbase.com.  “Their main revenue streams are through premium accounts and advertising.”

Online Dating

    In addition to our current photo sharing operations, we have begun initial development of a free dating website and application for the Internet.  Other websites, such as Plentyoffish.com and okcupid.com provide free dating websites and generate revenue from online advertising.  We intend to offer a free dating application using existing members of social networks such as Facebook and MySpace.  We have completed limited development of our dating network, and we have not committed significant resources or capital to this project.  Our current knowledge of the online dating space is limited, and we may decide not to pursue this project.  In addition, we may find that our capital resources are not significant enough to complete the project or to compete with existing dating websites.

Employees

          At August 10, 2010, we had 1 employee, our Chief Executive Officer.

Facilities

          We are provided rent-free office space by our Chief Executive Officer at 924 Olive Street, Santa Barbara, California 93101.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

Directors hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified.  Our officers are appointed by our Board of Directors and hold office until their death, resignation or removal from office.  Our sole director and executive officer’s age, positions held and date first appointed are as follows:

Name	Position Held With the Company	Age	Date First Electd or Appointed
Robert Heckes	Chief Executive Officer, Chief Financial Officer and Director	44	2008

Business Experience

    The following is a brief account of the education and business experience of our sole director and executive officer during at least the past five years.

    Robert Heckes was appointed Chief Executive Officer, Chief Financial Officer and sole director in April 2008.  He may be deemed to be a promoter of the Company under the Securities Act of 1933 as amended.  Since 2006, he has been a licensed real estate agent with Sotheby’s International Realty and devotes 20% of his time to our affairs.

            During the past ten years, Mr. Heckes has not been involved in any bankruptcy or insolvency proceedings, has not been involved in any criminal proceedings (excluding traffic violations and other minor offenses), has not been subject to the order of a court of competent jurisdiction or any Federal or State authority regarding business activities, and has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law

Committees of the Board

    Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter.

Executive Compensation

    We do not have key person life insurance on our sole executive officer’s life.  In April 2008 we agreed to begin paying our Chief Executive Officer $600 per month for his services, on a part-time basis.   Commencing May 2009 we ceased making cash payments of accrued compensation.  As of July 31, 2010, the amount of compensation accrued and unpaid was $9,000.  The following table shows the compensation paid or accrued to our Chief Executive Officer during the years ended July 31, 2010 and 2009.

Name and Principal Position	Period	Salary (1) (2)	Bonus ($)	Stock Awards	Option Awards	Other Annual Compensation ($)	All Other Compensation ($)	Total
Robert Heckes, Chief Executive Officer	July 31, 2010	$7,200	$ --	$ --	$ --	$ --	$ --	$7,200
	July 31, 2009	$7,200	$ --	$ --	$ --	$ --	$ --	$7,200

(1)  Includes accrued and unpaid compensation of $1,800 related to July 31, 2009, and $7,200 related to July 31, 2010.
(2)  Amounts for the period ended July 31, 2010 are unaudited.

Director Compensation

    Our sole director does not receive compensation for his services as a director.

Liability and Indemnification of Officers and Directors

    Our Articles of Incorporation provide that liability of directors to us for monetary damages is eliminated to the full extent provided by Nevada law.  Under Nevada law, a director is not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for authorizing the unlawful payment of a dividend or other distribution on our capital stock or the unlawful purchases of our capital stock; (iv) a violation of Nevada law with respect to conflicts of interest by directors; or (v) for any transaction from which the director derived any improper personal benefit.

    The effect of this provision in our Articles of Incorporation is to eliminate our rights and our stockholders’ rights (through stockholders’ derivative suits) to recover monetary damages from a director for breach of the fiduciary duty of care as a director (including any breach resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (v) above.  This provision does not limit or eliminate our rights or the rights of our security holders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care or any liability for violation of the federal securities laws.

    Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND
BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

    As of the date of this prospectus, there are 3,012,000 shares of common stock outstanding.  The following table sets forth certain information regarding the beneficial ownership of the outstanding shares as of the date of this prospectus by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group.  Except as otherwise indicated, each such person has investment and voting power with respect to such shares, subject to community property laws where applicable.  The address of our executive officers and directors is in care of us at 924 Olive Street, Santa Barbara, California 93101.

Name of Shareholder	Title of Class (1)	Amount and Nature of Beneficial Ownership	Percent of Class
Robert Heckes 924 Olive Street Santa Barbara, CA 93101	Common Stock	2,100,000	69.7%
Gary A. Agron 5445 DTC Pkwy., Suite 520 Greenwood Village, CO 80111	Common Stock	250,000	8.3%
Iliff Street Capital, LLC 2340 S. Columbine Denver, CO 80210	Common Stock	250,000	8.3%
All directors and officers as a group (1)		2,100,000	69.7%

(1)  Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.  Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, would be counted as outstanding for computing the percentage of the person holding such options or warrants but not counted as outstanding for computing the percentage of any other person.

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

    We have outstanding 3,012,000 shares of common stock.  We are registering by this prospectus an aggregate of 1,162,000 shares of common stock comprised 250,000 shares of common stock which we issued to our President in exchange for assets contributed, 250,000 shares of common stock sold to one investor in April 2008 for $.012 per share and in consideration of services rendered, 500,000 shares of our common stock which we sold to a group of three accredited investors in April 2008 for $.094 per share, 138,000 shares of common stock which we sold to a group of twenty three accredited investors in April 2008 for $.0833 per share, and 24,000 shares of common stock which we sold to a group of four investors in January 2010 at $.0166 per share.

    The following table sets forth the names of the selling stockholders, the number of shares of our common stock held by each selling stockholder and certain other information. The selling stockholders listed below are offering for sale all shares listed following their names.  None of the selling stockholders is required to sell any of their shares at any time.

    The shares may be offered from time to time by the selling stockholders.  Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

    None of our selling stockholders, other than Robert Heckes, are officers, directors or 10% or greater stockholders,.  None of our selling stockholders are broker-dealers or affiliates of broker-dealers, and none of the selling stockholders has or had any material relationship with us except as stockholders.

Name of Shareholder	Shares of Common Stock Owned	Percentage of Outstanding Common Stock Owned	Share of Common Stock Offered For Sale	Percentage of Outstanding Common Stock Owned After Sale

Robert Heckes	2,100,000	69.7%	250,000	61.4%

Gary A. Agron	250,000	8.3%	250,000	0

Iliff Street Capital, LLC	250,000	8.3%	250,000	0

Battersea Capital, Inc. Matt Lepo, President	125,000	4.2%	125,000	0

Underwood Family Partners, Ltd. Mike Underwood, General Partner	125,000	4.2%	125,000	0

Anthony Szeluga	6,000	*	6,000	0

Bradley C. Underwood	6,000	*	6,000	0

Catherine Lepo	6,000	*	6,000	0

Cheryl Koch	6,000	*	6,000	0

Christopher D. Jennings	6,000	*	6,000	0

Crotalus, Inc. Matt Lepo, President	6,000	*	6,000	0

Deanie Underwood	6,000	*	6,000	0

Jason Koch	6,000	*	6,000	0

Jason Reimer	6,000	*	6,000	0

Jennifer Kritzik	6,000	*	6,000	0

Jennifer M. Underwood	6,000	*	6,000	0

John M. Dalfonsi	6,000	*	6,000	0

John Lepo	6,000	*	6,000	0

John Lepo, Jr.	6,000	*	6,000	0

Keith Koch	6,000	*	6,000	0

L. Michael Underwood	6,000	*	6,000	0

Michael L. Lepo	6,000	*	6,000	0

Michael Koch	6,000	*	6,000	0

Mike Gellman	6,000	*	6,000	0

Pat A. Szeluga	6,000	*	6,000	0

Sherman Avenue Trust Matt Lepo, Trustee	6,000	*	6,000	0

Sistrurus, LLC Matt Lepo, Manager	6,000	*	6,000	0

Stephen Koch	6,000	*	6,000	0

Sue Hayes	6,000	*	6,000	0

Susan Reimer	6,000	*	6,000	0

Underwood Family Partners, LTD L. Michael Underwood, General Partner	6,000	*	6,000	0

Vaselisa A. Barr	6,000	*	6,000	0

*less than 1%

    In the event that we permit or cause this prospectus to lapse, the selling stockholders may only sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933.  The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

    The selling stockholders may also sell these shares of our common stock directly to market makers and/or broker-dealers acting as agents for their customers.  These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents.  As to a particular broker-dealer, this compensation might be in excess of customary commissions.  Market makers and block purchasers purchasing these shares of our common stock may do so for their own account and at their own risk.  It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock.  There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders.  Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, may be deemed “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

    Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter.  No selling stockholder has entered into any agreement with a prospective underwriter, and there is no assurance that any such agreement will be entered into.  If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

    The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M.  These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders.  Furthermore, pursuant to Regulation M, a person engaged in a distribution of securities is prohibited from bidding for, purchasing or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder.  These regulations may affect the marketability of these shares of our common stock.

    We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

    From time to time, PhotoAmigo receives funds from Robert Heckes, the sole executive officer to cover temporary working capital requirements.  During the year ended July 31, 2010, PhotoAmigo received cash advances aggregating $100.  As of July 31, 2010 the outstanding balance of advances from Mr. Heckes was $234.  During the year ended July 31, 2009,  PhotoAmigo received cash advances aggregating $358 and paid reimbursements to Mr. Heckes aggregating $571.  As of July 31, 2009 the outstanding balance of advances from Mr. Heckes was $134.  During the period ended July 31, 2008, PhotoAmigo received cash advances aggregating $496 and paid reimbursements aggregating $149.  As of July 31, 2008 the outstanding balance of advances from Mr. Heckes was $347. The advances received from Mr. Heckes do not bear interest, and Mr. Heckes has the right to demand repayment at any time.

    PhotoAmigo also issued 2,100,000 common shares to Robert Heckes in exchange for assets, including the website and four domain names.  The transaction was recorded at $59,100 representing the founder’s basis in the exchanged assets.

The Company uses the offices of its Chief Executive Officer for its minimal office facility needs for no consideration.  No provision for these costs has been provided since it has been determined that they are immaterial.

           During the past ten years, Mr. Heckes has not been involved in any bankruptcy or insolvency proceedings, has not been involved in any criminal proceedings (excluding traffic violations and other minor offenses), has not been subject to the order of a court of competent jurisdiction or any Federal or State authority regarding business activities, and has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

DESCRIPTION OF CAPITAL STOCK
General

    We are authorized to issue 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

            Currently, there are 3,012,000 shares of common stock outstanding.  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors.  There is no right to cumulate votes in the election of directors.  The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefore subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock.  In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.  Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

Preferred Stock

    We may issue our preferred stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors.  The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock.  In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. No shares of preferred stock have been issued.

Dividends

    We have never declared or paid dividends on our common stock.  Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for expansion.  At the present time, we intend to retain any earning in our business, and therefore do not anticipate paying dividends in the foreseeable future.

Transfer Agent

    Corporate Stock Transfer, Inc, Denver, Colorado, is our transfer agent and warrant agent.

SHARES ELIGIBLE FOR FUTURE SALE

    We have 3,012,000 shares of common stock outstanding, of which 1,162,000 shares of common stock are being registered hereby.  The remaining 1,850,000 shares are restricted shares but are eligible for sale at any time under Rule 144 promulgated under the Securities Act of 1933, as amended.

    In general, under Rule 144 as modified on February 15, 2008, a person who owns shares that were purchased from us, or any affiliate, at least six months previously and who is not an officer, director or 10% or greater stockholder of our company (a “non-affiliate”), is entitled to sell all or any portion of such shares under Rule 144 so long as we have filed all required SEC reports and continue to do so while the shares are offered for sale.  After one year from purchase, the shares may be sold by a non-affiliate regardless of whether we have filed all required SEC reports.  Our affiliates may also sell their shares after they have been held six months or longer under Rule 144 in an amount not to exceed:

•	1% of the then outstanding shares of our common stock; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock.  We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time.  Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

                   Our audited financial statements included in this prospectus for the period ended July 31, 2009, have been included in reliance on the report of Ronald R. Chadwick, P.C., an independent registered public accounting firm, given on the authority of this firm as experts in accounting and auditing.

 LEGAL MATTERS

                   The validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado.  Mr. Agron owns 250,000 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

                   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement.  For further information with respect to our company and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement.  The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, DC, and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.  You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission also maintains a website which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

PHOTOAMIGO, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Interim Financial Statements
Balance Sheets as of April 30, 2010 (unaudited) and July 31, 2009	F-2
Statements of Operations for the nine months ended April 30, 2010 and 2009 (unaudited), and Inception to April 30, 2010 (unaudited)	F-3
Statement of Changes in Stockholders’ Equity for the period from inception to April 30, 2010 (unaudited)	F-4
Statements of Cash Flows for the nine months ended April 30, 2010 and 2009 (unaudited), and Inception to April 30, 2010 (unaudited)	F-5
Notes to Financial Statements (unaudited)	F-6

Audited Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-11
Balance Sheets at July 31, 2009 and 2008	F-12
Statements of Operations for the year ended July 31, 2009 and for the period from Inception (April 2, 2008) to July 31, 2008 and for the period from Inception (April 2, 2008) to July 31, 2009	F-13
Statements of Changes in Stockholders’ Equity for the period from Inception (April 2, 2008) to July 31, 2009	F-15
Statement of Cash Flows for the year ended July 31, 2009 and for the period from Inception (April 2, 2008) to July 31, 2008 and for the period from Inception (April 2, 2008) to July 31, 2009	F-14
Notes to Financial Statements	F-16

PHOTOAMIGO, INC.
(A Development Stage Company)
BALANCE SHEETS

	April 30, 2010	July 31, 2009
	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$8,102	$20,370
Total current assets	$8,102	$20,370

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,309	$125
Accrued compensation	7,200	1,800
Advances from officer	234	134
Total current liabilities	9,279	2,059

Commitments and contingencies (Notes 2, 4 and 5)

Stockholders' equity:
Preferred stock - $0.001 par value, 5,000,000 shares authorized:
No shares issued or outstanding	-	-
Common stock - $0.001 par value, 100,000,000 shares authorized:
3,012,000 and 2,988,000 shares issued and outstanding, respectively	3,012	2,988
Additional paid-in capital	138,488	138,112
(Deficit) accumulated during the development stage	(143,141)	(122,789
Total stockholders' equity	(1,641)	18,311

Total liabilities and stockholders' equity	$8,102	$20,370

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the nine months ended April 30, 2010 and 2009,
and for the period from Inception (April 2, 2008) to April 30, 2010
(unaudited)

	Nine Months	Nine Months	From Inception
	ended	ended	(April 2, 2008) to
	April 30, 2010	April 30, 2009	April 30, 2010

Revenues	$-	$-	$-

Expenses:
Website development	1,986	7,621	18,678
Employee compensation	5,400	6,000	15,000
Sales and marketing	281	2,331	3,115
Legal and accounting fees	12,159	6,050	20,078
Investor relations	-	541	21,165
Other general and administrative	540	2,071	3,930
Impairment	-	-	59,400
Total expenses	20,367	24,614	143,367

Operating (loss)	(20,367)	(24,614)	(143,367)

Other income:
Interest income	14	117	225

Net (loss)	$(20,352)	$(24,497)	$(143,141)

Net (loss) per common share:
Basic and Diluted	$(0.01)	$(0.01)

Weighted average shares outstanding:
Basic and Diluted	2,996,352	2,988,000

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the period from Inception (April 2, 2008) to April 30, 2010
(unaudited)

			Additional		Total
	Common Stock		Paid - in	Accumulated	Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity

Balance at Inception, April 2, 2008	-	$-	$-	$-	$-

Shares issued in exchange for assets, April 2, 2008	2,100,000	2,100	57,000	-	59,100

Shares issued for cash at
$0.094 per share, April 2, 2008	500,000	500	46,500	-	47,000

Shares issued for cash and services at
$0.094 per share, April 2, 2008	250,000	250	23,250	-	23,500

Shares issued for cash at
$0.0833 per share, April 28, 2008	138,000	138	11,362	-	11,500

Net (loss)	-	-	-	(86,542)	(86,542)

Balance, July 31, 2008	2,988,000	2,988	138,112	(86,542)	54,558

Net (loss)	-	-	-	(36,247)	(36,247)

Balance, July 31, 2009	2,988,000	2,988	138,112	(122,789)	18,311

Shares issued for cash at	24,000	24	376	-	400
$0.0166 per share, January 25, 2010			.

Net (loss)	-	-	-	(20,352)	(20,352)

Balance, April 30, 2010	3,012,000	$3,012	$138,488	$(143,141)	$(1,641)

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the nine months ended April 30, 2010 and 2009,
and for the period from Inception (April 2, 2008) to April 30, 2010
(unaudited)

	Nine Months	Nine Months	From Inception
	Ended	Ended	(April 2, 2008) to
	April 30, 2010	April 30, 2009	April 30, 2010
Cash flows from operating activities:
Net (loss)	$(20,352)	$(24,497)	$(143,141)
Adjustments to reconcile net (loss) to net cash
used by operating activities:
Impairment	-	-	59,400
Stock issued for services	-	-	20,500
Changes in operating assets and liabilities:
Increase/(decrease) in accounts payable	2,184	(125)	2,309
Increase in accrued compensation	5,400	1,800	7,200
Increase/(decrease) in advances from officer	100	134	234
Increase/(decrease) in other current liabilities	-	-	-
Total adjustments	7,684	2,059)	89,643

Net cash (used in) operating activities	(12,668)	(22,438)	(53,498)

Cash flows from investing activities:
Purchase of website assets	-	-	(300)
Net cash (used in) investing activities	-	-	(300)

Cash flows from financing activities:
Cash proceeds from sale of stock	400	-	61,900
Net cash provided by financing activities	400	-	61,900

Net increase (decrease) in cash and equivalents	(12,268)	(22,438)	8,102

Cash and equivalents at beginning of period	20,370	55,260	-

Cash and equivalents at end of period	$8,102	$32,822	$8,102

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing activities:
Shares issued in exchange for website domain names,
membership base and software	$-	$-	$59,100

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
Notes to Financial Statements
April 30, 2010 and 2009

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Interim Financial Information:    The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) as promulgated in Item 210 of Regulation S-X.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such SEC rules and regulations.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position as of April 30, 2010, results of operations for the three months and nine months ended April 30, 2010 and 2009, and cash flows for the nine months ended April, 2010 and 2009, as applicable, have been made.  The results for these interim periods are not necessarily indicative of the results for the entire year.  The accompanying financial statements should be read in conjunction with the accompanying audited financial statements and the notes thereto for the year ended July 31, 2009 and the period of inception to July 31, 2008.

Organization

PhotoAmigo, Inc. (the Company or PhotoAmigo) was organized under the laws of the State of Nevada on April 2, 2008.  The Company has been in the development stage since its formation and has not yet realized revenues from its planned operations.  It plans to develop photographic sharing and networking through its website PhotoAmigo.com.  The Company has chosen July 31 as its fiscal year-end.

Development Stage Company

Based on the Company’s business plan, it is a development stage company since planned principal operations have not yet commenced.  Accordingly, the financial statements are presented in conformity with US GAAP that applies to development stage enterprises.  In addition to all the requirements applicable to an established enterprise, as a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from its inception date to the current balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities, the identification and disclosure of impaired assets and contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

PhotoAmigo recently commenced operations, is in its development stage, and has not yet generated any significant revenues from operations.  Revenues are expected to be derived principally from subscriptions to our website.

PhotoAmigo will recognize revenue in accordance with the Accounting Standards Codification guidance for, “Revenue Recognition”. In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the amount is reasonably assured.  Certain insignificant amounts collected during the development, testing, and implementation phases are recorded as a recovery of development expense.

Deferred revenue will be recorded when amounts are received from customers for future subscriptions.  The deferred amounts will be subsequently recognized as income each month based on the pro-rata portion of the prepaid subscription that has been fulfilled.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. On April 30, 2010, the Company did not have a concentration of credit risk since it had no temporary cash investments in bank accounts in excess of the FDIC insured amounts.

Stock-based Compensation

PhotoAmigo plans to account for stock-based compensation in accordance with the ASC guidance for “Stock Compensation,” requiring the Company to record compensation costs determined in accordance with the fair value based method prescribed in the guidance.  PhotoAmigo has no stock compensation plan and has not made any grants since inception, and, accordingly, has not recognized any stock-based compensation expense.

Per Share Amounts

Basic earnings per share includes no dilution and is computed by dividing net income (or loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, assuming the issuance of an equivalent number of common shares pursuant to options, warrants, or convertible debt arrangements.  Diluted earnings per share is not shown for periods in which the Company incurs a loss because it would be anti-dilutive.  Similarly, potential common stock equivalents are not included in the calculation if the effect would be anti-dilutive.

Subsequent Events

The Company evaluated all events subsequent to the balance sheet date of April 30, 2010 through July 21, 2010, the date that these financial statements were available to be issued and has determined that, there are no subsequent events that require disclosure.

Recent Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (“FASB”), the Securities and Exchange Commission (“SEC”), and the Emerging Issues Task Force (“EITF”), to determine the impact of new pronouncements on US GAAP and the impact on the Company.

    Recently Adopted Accounting Standards.  The Company has adopted the following new accounting standards during its current fiscal year:

    Accounting Standards Codification - In June 2009, FASB established the Accounting Standards Codification (“ASC”) as the single source of authoritative US GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants.  The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic.  The ASC did not change current US GAAP, but was intended to simplify user access to all authoritative US GAAP by providing all the relevant literature related to a particular topic in one place.  All previously existing accounting standards were superseded and all other accounting literature not included in the ASC is considered non-authoritative.  New accounting standards issued subsequent to June 30, 2009 will be communicated by the FASB through Accounting Standards Updates (ASUs).  The ASC was effective during the period ended October 31, 2009.  Adoption of the ASC did not have an impact on the Company’s financial position, results of operations or cash flows.

    Subsequent Events - In May 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued.  The guidance was amended in February, 2010.  The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements.  The Company adopted the updated guidance in 2009.  The adoption had no impact on the Company’s financial position, results of operations or cash flows.

    Accounting for the Useful Life of Intangible Assets - In April 2008, the ASC guidance for Goodwill and Other Intangibles was updated to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance for business combinations. The updated guidance was effective for the Company’s fiscal year beginning August 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Company’s financial position, results of operations or cash flows.

    Derivative Instruments - In March 2008, the ASC guidance for derivatives and hedging was updated for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. The Company adopted the updated guidance on August 1, 2009. The adoption had no impact on the Company’s financial position, results of operations or cash flows.

    Business Combinations - In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the updated guidance on August 1, 2009 and it will be applied to any future acquisitions.

    Non-controlling Interests – In December 2007, the ASC guidance for non-controlling interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“non-controlling interest”), (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value.  For presentation and disclosure purposes, the guidance requires non-controlling interests (formerly referred to as minority interest) to be classified as a separate component of equity. The Company adopted the updated guidance on August 1, 2009.  The adoption had no impact on the Company’s financial position, results of operations or cash flows.

    Recent Accounting Pronouncements.  There were various accounting standards and interpretations recently issued which have not yet been adopted, including:

    ASU 2010-6 amends existing disclosure requirements about fair value measurements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation.  The new disclosures and clarifications of existing disclosures were effective for this filing and did not have an impact on the Company’s financial position, results of operations, or cash flows.  Additional disclosures regarding the roll forward of activity in level 3 fair value measurements will be effective for the Company beginning August 1, 2011.

    There were various other accounting standards updates recently issued, most of which represented technical corrections to the accounting literature of application to specific industries.  None of the recent updates are expected to have a material impact on the Company’s financial position, operations, or cash flows.

NOTE 2.  GOING CONCERN

The accompanying financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business.  However, PhotoAmigo’s operations are in the development stage and it has incurred losses since inception, resulting in an accumulated deficit of $143,141 as of April 30, 2010.  These conditions raise substantial doubt about the ability of PhotoAmigo to continue as a going concern.

In view of these matters, continuation as a going concern is dependent upon several factors, including the availability of debt or equity funding upon terms and conditions acceptable to PhotoAmigo, and ultimately achieving profitable operations. Management believes that PhotoAmigo’s business plan provides it with an opportunity to continue as a going concern.  However, management cannot provide assurance that PhotoAmigo will meet its objectives and be able to continue in operation.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of PhotoAmigo to continue as a going concern.

NOTE 3.  STOCKHOLDERS' EQUITY

Preferred Stock    The Company has authorized 5,000,000 shares of preferred stock with a par value of $0.001.  These shares may be issued in series with such rights and preferences as may be determined by the Board of Directors.  Since inception, the Company has not issued any preferred shares.

Common Stock     The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Issued and Outstanding    The total issued and outstanding common stock at April 30, 2010 is 3,012,000 common shares, as follows:

i.
On April 2, 2008, PhotoAmigo issued 2,100,000 common shares to a founder in exchange for assets, including the website and four domain names. The transaction was recorded at $59,100 representing the founder’s basis in the exchanged assets.

ii.	On April 2, 2008, PhotoAmigo issued 500,000 common shares to founders for cash proceeds of $47,000, or $0.094 per share.

iii.	On April 2, 2008, PhotoAmigo issued 250,000 common shares to a founder for $3,000 cash and for services valued at $20,500, or $0.094 per share.

iv.	On April 28, 2008, PhotoAmigo completed a private placement of 138,000 common shares for cash proceeds of $11,500, or $0.0833 per share.

v.	On January 10, 2010, PhotoAmigo completed a private placement of 24,000 common shares for cash proceeds of $400 or $0.0167 per share.

NOTE 4.  INCOME TAXES

The Company records deferred taxes to reflect the recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse.  A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

PhotoAmigo’s deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL carry-forward	NOL expires	Estimated tax benefit from NOL	Valuation allowance	Change in valuation allowance	Net tax asset

July 31, 2008	$86,500	2028	$ 17,300	$ (17,300)	$ (17,300)	$ -
July 31, 2009	$36,200	2029	$ 7,200	$ (7,200)	$ (7,200)	$ -
April 30, 2010	$14,950	2030	$ 4,250	$ (4,250)	$ (4,250)	$ -

Income taxes at the statutory rate are reconciled to reported income tax expense (benefit) as follows:

	2010	2009
Income tax benefit at statutory rate	(20%)	(20%)
Deferred income tax valuation allowance	20%	20%
Reported tax rate	0%	0%

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset.  There are limitations on the utilization of net operating loss carryforwards, including a requirement that losses be offset against future taxable income, if any.  In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes.  Accordingly, a valuation allowance has been established for the entire deferred tax asset.

NOTE 5.  RELATED PARTY TRANSACTIONS

From time to time, PhotoAmigo receives funds from its sole executive officer to cover temporary working capital requirements.  During the nine months ended April 30, 2010, PhotoAmigo received cash advances aggregating $100.  As of April 30, 2010 the outstanding balance of advances from officer was $234.

PhotoAmigo also issued 2,100,000 common shares to Robert Heckes in exchange for assets, including the website and four domain names.  The transaction was recorded at $59,100 representing the founder’s basis in the exchanged assets.

PhotoAmigo accrues consulting fees of $600 per month to its sole executive officer as compensation for his services.  To conserve cash, the Company ceased payment of the monthly fee and, as of April 30, 2010, amounts accrued and unpaid were $7,200.

Office space is provided to PhotoAmigo at no additional cost by the sole executive officer.  No provision for these costs has been included in these financial statements as the amounts are not material.

NOTE 6.  OTHER MATTERS

The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission to register 1,162,000 common shares currently outstanding for sale by the shareholders to the public at $0.50 per share.  The offering will result in no proceeds to the Company.

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado  80014
Telephone (303)306-1967
Fax (303)306-1944

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PhotoAmigo, Inc.
Santa Barbara, California

I have audited the accompanying balance sheets of PhotoAmigo, Inc. (a development stage company) as of July 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and cash flows for the year ended July 31, 2009, the period from April 2, 2008 (inception) through July 31, 2008, and for the period from April 2, 2008 (inception) through July 31, 2009. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the  financial statements referred to above present fairly, in all material respects, the  financial position of PhotoAmigo, Inc. as of July 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended July 31, 2009, the period from April 2, 2008 (inception) through July 31, 2008, and for the period from April 2, 2008 (inception) through July 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Aurora, Colorado
November 17, 2009
                                    /s/ Ronald R. Chadwick, P.C.
                                    RONALD R. CHADWICK, P.C.

PHOTOAMIGO, INC.
(A Development Stage Company)
BALANCE SHEETS

	July 31, 2009	July 31, 2008

ASSETS

Current assets:
Cash and cash equivalents	$20,370	$55,260
Total current assets	$20,370	$55,260

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$125	$230
Accrued compensation	1,800	-
Advances from officer	134	347
Other current liabilities	-	125
Total current liabilities	2,059	702

Commitments and contingencies (Notes 2, 4 and 5)

Stockholders' equity:
Preferred stock - $0.001 par value, 5,000,000 shares authorized:
No shares issued or outstanding	-	-
Common stock - $0.001 par value, 100,000,000 shares authorized:
2,988,000 shares issued and outstanding	2,988	2,988
Additional paid-in capital	138,112	138,112
(Deficit) accumulated during the development stage	(122,789)	(86,542)
Total stockholders' equity	18,311	54,558

Total liabilities and stockholders' equity	$20,370	$55,260

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the year ended July 31, 2009,
and for the period from Inception (April 2, 2008) to July 31, 2008, and for the period from Inception (April 2, 2008) to July 31, 2009

	Year	From Inception	From Inception
	ended	(April 2, 2008) to	(April 2, 2008) to
	July 31, 2009	July 31, 2008	July 31, 2009

Revenues	$-	$-	$-

Expenses:
Website development	14,523	2,169	16,692
Employee compensation	7,200	2,400	9,600
Sales and marketing	2,331	503	2,834
Legal and accounting fees	9,253	666	9,919
Investor relations	541	20,624	21,165
Other general and administrative	2,526	864	3,390
Impairment	-	59,400	59,400
Total expenses	36,374	86,626	123,000

Operating (loss)	(36,374)	(86,626)	(123,000)

Other income:
Interest income	127	84	211

Net (loss)	$(36,247)	$(86,542)	$(122,789)

Net (loss) per common share:
Basic and Diluted	$(0.01)	$(0.03)

Weighted average shares outstanding:
Basic and Diluted	2,988,000	2,958,100

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOW
for the year ended July 31, 2009,
and for the period from Inception (April 2, 2008) to July 31, 2008, and for the period from Inception (April 2, 2008) to July 31, 2009

	Year	From Inception	From Inception
	ended	(April 2, 2008) to	(April 2, 2008) to
	July 31, 2009	July 31, 2008	July 31, 2009
Cash flows from operating activities:
Net (loss)	$(36,247)	$(86,542)	$(122,789)
Adjustments to reconcile net (loss) to net cash
used by operating activities:
Impairment		59,400	59,400
Stock issued for services	-	20,500	20,500
Changes in operating assets and liabilities:
Increase/(decrease) in accounts payable	(105)	230	125
Increase in accrued compensation	1,800	-	1,800
Increase/(decrease) in advances from officer	(213)	347	134
Increase/(decrease) in other current liabilities	(125)	125	-
Total adjustments	1,357	80,602	81,959

Net cash (used in) operating activities	(34,890)	(5,940)	(40,830)

Cash flows from investing activities:
Purchase of website assets	-	(300)	(300)
Net cash (used in) investing activities	-	(300)	(300)

Cash flows from financing activities:
Cash proceeds from sale of stock	-	61,500	61,500
Net cash provided by financing activities	-	61,500	61,500

Net increase (decrease) in cash and equivalents	(34,890)	55,260	20,370

Cash and equivalents at beginning of period	55,260	-	-

Cash and equivalents at end of period	$20,370	$55,260	$20,370

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing activities:
Shares issued in exchange for website domain names,
membership base and software	$-	$59,100	$59,100

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the period from Inception (April 2, 2008) to July 31, 2009

			Additional		Total
	Common Stock		Paid - in	Accumulated	Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity

Balance at Inception, April 2, 2008	-	$-	$-	$-	$-

Shares issued in exchange for assets, April 2, 2008	2,100,000	2,100	57,000	-	59,100

Shares issued for cash at
$0.094 per share, April 2, 2008	500,000	500	46,500	-	47,000

Shares issued for cash and services at
$0.094 per share, April 2, 2008	250,000	250	23,250	-	23,500

Shares issued for cash at
$0.0833 per share, April 28, 2008	138,000	138	11,362	-	11,500

Net (loss)	-	-	-	(86,542)	(86,542)

Balance, July 31, 2008	2,988,000	2,988	138,112	-	54,558

Net (loss)	-	-	-	(36,247)	(36,247)

Balance, July 31, 2009	2,988,000	$2,988	$138,112	$(122,789)	$18,311

The accompanying notes are an integral part of these financial statements.

PHOTOAMIGO, INC.
(A Development Stage Company)
Notes to Financial Statements
July 31, 2009 and 2008

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements.  The financial statements and notes are the responsibility of the Company’s management.  These accounting policies conform to accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Organization

PhotoAmigo, Inc. (the Company or PhotoAmigo) was organized under the laws of the State of Nevada on April 2, 2008.  The Company has been in the development stage since its formation and has not yet realized any significant revenues from its planned operations.  It plans to develop photographic sharing and networking through its website PhotoAmigo.com.  The Company has chosen July 31 as its fiscal year-end.

Development Stage Company

Based on the Company’s business plan, it is a development stage company since planned principal operations have not yet commenced.  Accordingly, the financial statements are presented in conformity with US GAAP that applies to development stage enterprises.  In addition to all the requirements applicable to an established enterprise, as a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from its inception date to the current balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities, the identification and disclosure of impaired assets and contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

PhotoAmigo recently commenced operations, is in its development stage, and has not yet generated any revenues from operations.  Revenues are expected to be derived principally from subscriptions to our website.

PhotoAmigo will recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”, (“SAB 104”).  In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the amount is reasonably assured.  Certain insignificant amounts collected during the development, testing, and implementation phases are recorded as a recovery of development expense.

Deferred revenue will be recorded when amounts are received from customers for future subscriptions.  Amounts received are recorded as income each month based on the pro-rata portion of the prepaid subscription that has been fulfilled.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers cash in banks, deposits in transit, and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. On July 31, 2009, the Company did not have a concentration of credit risk since it had no temporary cash investments in bank accounts in excess of the FDIC insured amounts.

Capital Expenditures

Expenditures for capital assets are recorded at historical cost.  Additions, improvements and major renewals are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the statement of operations. Depreciation of capital assets is provided over their estimated useful lives on a straight line basis

Internal Use Software and Website Development Costs

Software development costs, including the costs to develop our website, are recorded based on the guidance contained in Statement of Position No. 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”, and the additional guidance provided by EITF Issue No. 00-2, “Accounting for Website Development Costs”.  We evaluate all costs incurred to determine whether they should be either expensed or capitalized.

Impairment of Long Lived Assets

PhotoAmigo periodically reviews the carrying amount of long lived assets to determine whether current events or changes in circumstances warrant adjustments to such carrying amounts.  If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value.  Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates.  Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Income Taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, which requires the use of the asset/liability method of accounting for income taxes.  Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  PhotoAmigo provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

Stock-based Compensation

PhotoAmigo accounts for stock-based compensation in accordance with SFAS 123(R), “Share Based Payment,” requiring the Company to record compensation costs determined in accordance with the fair value based method prescribed in SFAS 123(R).  PhotoAmigo has no stock option plan and has not made any option grants since inception, and, accordingly, has not recognized any stock-based compensation expense.

Per Share Amounts

SFAS 128, "Earnings Per Share," provides for the calculation of "Basic" and "Diluted" earnings per share.  Basic earnings per share includes no dilution and is computed by dividing net income (or loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, assuming the issuance of an equivalent number of common shares pursuant to options, warrants, or convertible debt arrangements.  Diluted earnings per share is not shown for periods in which the Company incurs a loss because it would be anti-dilutive.  Similarly, potential common stock equivalents are not included in the calculation if the effect would be anti-dilutive.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2009.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.  These financial instruments include cash, due from shareholders, and accounts payable.  Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, or are receivable or payable on demand.

Segment Information

The Company follows SFAS 131, “Disclosure about Segments of an Enterprise and Related Information”.  Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance.  The Company currently operates in one business segment and will evaluate additional segment disclosure requirements as it expands operations.

Reclassifications

Certain amounts previously presented for prior periods have been reclassified to conform with the current presentation.  The reclassifications had no effect on net loss, total assets, or total shareholders’ equity.

Recent Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (“FASB”), the Securities and Exchange Commission (“SEC”), and the Emerging Issues Task Force (“EITF”), to determine the impact of new pronouncements on US GAAP and the impact on the Company.

In December 2007 the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (“SFAS 141R”).  This statement replaces FAS No. 141, which was effective July 1, 2001.  The statement provides guidance for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R provides for how the acquirer recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.  The statement provides for disclosures to enable users to be able to evaluate the nature and financial effects of the business combination.  The provisions of SFAS 141R are effective for the first annual reporting period beginning on or after December 15, 2008, and must be applied prospectively to business combinations completed after that date.  Early adoption is prohibited.  Management is currently evaluating the impact of adopting this statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” (“SFAS 160”), which becomes effective for annual periods beginning after December 15, 2008.  This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  Management is currently evaluating the impact of adopting this statement.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133,” (“SFAS 161”), which becomes effective for periods beginning after November 15, 2008.  This standard changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  Management is currently evaluating the impact of adopting this statement.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This topic was previously addressed only in auditing literature. SFAS 165 is similar to the existing auditing guidance with some exceptions that are not intended to result in significant changes to practice. Entities are now required to disclose the date through which subsequent events have been evaluated, with such date being the date the financial statements were issued or available to be issued.  SFAS 165 was adopted for the annual reporting periods ended July 31, 2009, and provided the expanded disclosure contained in the Subsequent Events footnote.  The adoption had no other impact on the Company’s financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 will become the source of authoritative US GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for public companies.  The codification will supersede all non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.  The codification is effective for interim and annual periods ending on or after September 15, 2009.  Management is currently evaluating the impact of adopting this statement.

There were various other recently issued accounting standards and interpretations that are not expected to a have a material impact on the Company's financial position, operations or cash flows.

NOTE 2.  GOING CONCERN

The accompanying financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business.  However, PhotoAmigo’s operations are in the development stage and it has incurred losses since inception, resulting in an accumulated deficit of $122,789 as of July 31, 2009.  These conditions raise substantial doubt about the ability of PhotoAmigo to continue as a going concern.

In view of these matters, continuation as a going concern is dependent upon several factors, including the availability of debt or equity funding upon terms and conditions acceptable to PhotoAmigo, and ultimately achieving profitable operations.  Management believes that PhotoAmigo’s business plan provides it with an opportunity to continue as a going concern.  However, management cannot provide assurance that PhotoAmigo will meet its objectives and be able to continue in operation.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of PhotoAmigo to continue as a going concern.

NOTE 3.  WEBSITE ASSETS AND IMPAIRMENT THEREOF

At inception, we capitalized costs of $59,100 representing our founder’s basis in the website software, domain names, and membership base.  During the period from inception (April 2, 2008) to July 31, 2008, the Company capitalized additional costs of $300 related to the website assets.  Effective July 31, 2008, the carrying value of the website assets was evaluated and a determination was made that the entire cost basis was impaired.  Accordingly, the Company recorded an impairment expense of $59,400 for the period ended July 31, 2008.

NOTE 4.  STOCKHOLDERS' EQUITY

Preferred Stock    The Company has authorized 5,000,000 shares of preferred stock with a par value of $0.001.  These shares may be issued in series with such rights and preferences as may be determined by the Board of Directors.  Since inception, the Company has not issued any preferred shares.

Common Stock     The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Issued and Outstanding    The total issued and outstanding common stock at July 31, 2009 is 2,988,000 common shares, as follows:

i.
On April 2, 2008, PhotoAmigo issued 2,100,000 common shares to a founder in exchange for assets, including the website and four domain names. The transaction was recorded at $59,100 representing the founder’s basis in the exchanged assets.

ii.	On April 2, 2008, PhotoAmigo issued 500,000 common shares to founders for cash proceeds of $47,000, or $0.094 per share.

iii.	On April 2, 2008, PhotoAmigo issued 250,000 common shares to a founder for $3,000 cash and for services valued at $20,500, or $0.094 per share.

iv.	On April 28, 2008, PhotoAmigo completed a private placement of 138,000 common shares for cash proceeds of $11,500, or $0.0833 per share.

NOTE 5.  INCOME TAXES

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards 109 “Accounting for Income Taxes” (SFAS 109).  The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse.  A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

PhotoAmigo’s deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL carry-forward	NOL expires	Estimated tax benefit from NOL	Valuation allowance	Change in valuation allowance	Net tax asset

July 31, 2008	$86,500	2028	$ 17,300	$ (17,300)	$ (17,300)	$ -
July 31, 2009	$36,200	2029	$ 7,200	$ (7,200)	$ (7,200)	$ -

Income taxes at the statutory rate are reconciled to reported income tax expense (benefit) as follows:

	2009	2008
Income tax benefit at statutory rate	(20%)	(20%)
Deferred income tax valuation allowance	20%	20%
Reported tax rate	0%	0%

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset.  There are limitations on the utilization of net operating loss carryforwards, including a requirement that losses be offset against future taxable income, if any.  In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes.  Accordingly, a valuation allowance has been established for the entire deferred tax asset.

NOTE 6.  RELATED PARTY TRANSACTIONS

From time to time, PhotoAmigo receives funds from its sole executive officer to cover temporary working capital requirements.  During the year ended July 31, 2009, PhotoAmigo received cash advances aggregating $571 and repaid cash advances of $358.  As of July 31, 2009 the outstanding balance of advances from officer was $134.

PhotoAmigo accrues consulting fees of $600 per month to its sole executive officer as compensation for his services. As of July 31, 2009, amounts accrued and unpaid were $1,800.

Office space is provided to PhotoAmigo at no additional cost by the sole executive officer.  No provision for these costs has been included in these financial statements as the amounts are not material.

NOTE 7.  SUBSEQUENT EVENTS

The Company evaluated all events subsequent to the balance sheet date of July 31, 2009 through February 2, 2010, the date that these financial statements were available for issuance and has determined that there are no subsequent events that require disclosure.

[OUTSIDE BACK COVER PAGE OF PROSPECTUS]

PHOTOAMIGO, INC.

1,162,000 SHARES OF COMMON STOCK

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